January 24, 2020

Gil Van Bokkelen, Ph.D.
Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, OH 44115-2634

       Re: Athersys, Inc.
           Registration Statement on Form S-3
           Filed January 16, 2020
           File No. 333-235945

Dear Dr. Van Bokkelen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael J. Solecki, Esq.